Exhibit 99.1

Clearmind Medicine Completes First Cohort Treatment in its FDA-Approved Phase I/IIa Clinical Trial for Alcohol Use Disorder

Milestone advances MEAI-based therapy targeting a global Alcohol Use Disorder treatment market projected to surpass $20 billion by 2032

Vancouver, Canada, Oct. 30, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that the last patient of the first cohort in its Phase I/IIa clinical trial evaluating CMND-100, the Company’s proprietary MEAI-based oral drug candidate for the treatment of Alcohol Use Disorder (AUD), has received treatment under the Company’s U.S. Food and Drug Administration (FDA)-approved-approved clinical protocol.

To date, six patients have been successfully enrolled and treated in the trial, with two patients enrolled at Johns Hopkins University School of Medicine and four patients enrolled at Yale School of Medicine’s Department of Psychiatry- two of the world’s leading centers for neuropsychiatric and addiction research, highlighting the high scientific and clinical standards guiding the study In addition, two additional sites in Israel have been activated for the Phase I/IIa clinical trial.

The multinational, multicenter Phase I/IIa trial is designed as a single- and multiple-dose study to assess the safety, tolerability, and pharmacokinetic profile of CMND-100. It will also explore preliminary efficacy signals, such as reductions in alcohol cravings and consumption, among participants who are either non-treatment-seeking individuals reporting heavy binge drinking or treatment-seeking individuals diagnosed with AUD per DSM-5 criteria. All participants must express a desire to reduce or stop drinking.

Following FDA Investigational New Drug (IND) approval, the trial represents a critical step in advancing CMND-100 as a potential innovative therapy for the hundreds of millions worldwide affected by AUD, a condition where current treatments often fall short. The need for more effective AUD treatments remains urgent. According to Data Bridge Market Research, the global alcohol-dependency treatment market was valued at approximately $13.2 billion in 2024 and is projected to reach about $20 billion by 2032, illustrating the substantial unmet need and commercial opportunity for new therapeutic approaches.

“We were pleasantly surprised by the enrollment path so far. Reaching this milestone—treating the last patient in the first cohort of our FDA-approved Phase I/IIa trial for CMND-100—marks a pivotal step forward in advancing our mission to transform the treatment landscape for Alcohol Use Disorder” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “With six patients successfully dosed at world-renowned centers like Johns Hopkins and Yale, we’re encouraged by the early progress in evaluating the safety, tolerability, and potential efficacy of this novel MEAI-based therapy. As we analyze the data ahead, our commitment remains steadfast: to deliver innovative, psychedelic-derived solutions that empower individuals to overcome addiction and reclaim their lives.”

The trial is registered on ClinicalTrials.gov (NCT05913752). For more information, visit Clearmind Medicine’s website.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected growth of the global alcohol-dependency treatment market, steps forward in advancing in its mission to transform the treatment landscape for Alcohol Use Disorder and its commitment to deliver innovative, psychedelic-derived solutions that empower individuals to overcome addiction and reclaim their lives. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.